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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          Schedule 13D

            Under the Securities Exchange Act of 1934
          (Amendment No. 1(Amendment and Restatement))*

                        FORUM GROUP, INC.
                        (Name of Issuer)

                   Common Stock, no par value
                 (Title of Class of Securities)

                           349841 30 4
                         (CUSIP Number)

                      Mindy C. Sircus, Esq.
                     Neal Gerber & Eisenberg
                    Two North LaSalle Street
                           Suite 2100
                     Chicago, Illinois 60602
                         (312) 269-8000
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        January 12, 1995
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G toreport the acquisition which is the subject of this
Schedule 13D, and isfiling this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following pages)
                             Page 1 of 10 pages

1.   NAME OF REPORTING PERSON

            Forum/Classic, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [   ]

     (b)  [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO
      ITEMS 2(d) OR 2(e)    [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER              7.    SOLE VOTING POWER
OF                            2,550,544 shares of Common Stock
SHARES
BENEFICIALLY        8.    SHARED VOTING POWER
OWNED BY                        -0-

REPORTING           9.    SOLE DISPOSITIVE POWER
PERSON                        2,550,544 shares of Common Stock
WITH
                    10.   SHARED DISPOSITIVE POWER
                              -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,550,544 shares of Common Stock

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
      [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.3% (based on Forum Group, Inc.'s Quarterly Report for the Quarter ended September 30, 1994).

14.  TYPE OF REPORTING PERSON
          PN
                       Page 2 of 10 pages
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IN ACCORDANCE WITH RULE 13D-2 UNDER THE SECURITIES EXCHANGE ACT OF
1934, AS AMENDED, THIS AMENDMENT NO. 1 (AMENDMENT AND RESTATEMENT) ON SCHEDULE 13D AMENDS AND RESTATES THE SCHEDULE 13D DATED APRIL 8, 1993 PREVIOUSLY FILED ON BEHALF OF THE REPORTING PERSON.


Item 1.   Security and Issuer.
          -------------------

               This Statement on Schedule 13D relates to the common stock, no par value ("Common Stock"), of Forum Group, Inc., an Indiana corporation ("Forum Group"), which has its principal executive offices at 8900 Keystone
          Crossing, Suite 200, Indianapolis, Indiana 46240.

Item 2.   Identity and Background.
          -----------------------

               This Statement is being filed by Forum/Classic, L.P., a Delaware limited partnership (the "Partnership"), the principal executive offices of which are located at 200 West Madison Street, 39th Floor, Chicago, Illinois 60606. The Partnership was formed on March 25, 1993 for the purpose of, among other things, acquiring, holding, selling, exchanging and/or otherwise dealing with shares of Common Stock. The general partner of the Partnership is Forum/Classic G.P. Co., a Delaware corporation (the "General Partner"), the principal executive offices of which are located at 200 West Madison Street, 39th Floor, Chicago, Illinois 60606. The General Partner was organized on March 25, 1993 for the purpose of acting as the general partner of the Partnership. Certain information regarding each executive officer and director and the controlling persons of the General Partner is included in Appendix A attached hereto and incorporated herein by this reference.

               Neither the Partnership nor, to the best knowledge of the Partnership, any of the persons listed in Appendix A hereto have, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                       Page 3 of 10 pages
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Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

               On March 2, March 3 and March 8 of 1993, prior to the organization of the Partnership, ANP Investors, L.P., a limited partnership ("ANP") which is a limited partner in the Partnership, purchased a total of 113,000 shares of Common Stock in the open market for an aggregate purchase price of $310,750 (exclusive of commissions). ANP used its working capital in effectuating such purchases and subsequently contributed the purchased shares of Common Stock to the Partnership as part of its capital contribution.

               On March 31, 1993, the Partnership purchased an aggregate of 617,000 shares of Common Stock in a privately negotiated transaction for an aggregate purchase price of $2,159,500 (exclusive of commissions). The Partnership used working capital derived from Partnership capital contributions in purchasing such shares of Common Stock.

               On April 6, 1993, the Partnership purchased an aggregate of 1,104,659 shares of Common Stock in a privately negotiated transaction for an aggregate purchase price of approximately $3,866,300 (exclusive of commissions). The Partnership used working capital derived from Partnership capital contributions in purchasing such shares of Common Stock.

               On April 6, 1994, pursuant to a subscription offering made by Forum Group to certain of its stockholders (the "Subscription Offering"), the Partnership purchased 498,560 shares of Common Stock for an aggregate purchase price of approximately $1,869,600 (exclusive of commissions). The Partnership used working capital derived from Partnership capital contributions in purchasing such shares of Common Stock.

               On January 12, 1995, the Partnership purchased 217,325 shares of Common Stock in a privately negotiated transaction for an aggregate purchase price of approximately $1,548,441. The Partnership used working capital derived from Partnership capital contributions in purchasing such shares of Common Stock.

                       Page 4 of 10 pages
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Item 4.   Purpose of Transaction.
          ----------------------

               ANP originally acquired the 113,000 shares of Common Stock for purposes of investment. As previously reportedby the Partnership, it originally acquired the 113,000 shares contributed by ANP and the other 1,721,659 shares of Common Stock owned by it as of April 9, 1993 for purposes of seeking control of Forum Group. The Board of Directors of Forum Group approved the Partnership's acquisition of 10% or more of the voting power of the outstanding voting shares of Forum Group prior to the acquisition by the Partnership of the 617,000 shares of Common Stock on March 31, 1993.

               By letter dated April 1, 1993, the Partnership and Dalfort Corporation, a Nevada corporation affiliated with the Partnership ("Dalfort"), presented an offer to Forum Group to enter into certain transactions, which offer Forum Group subsequently declined.

               The Partnership acquired the 498,560 shares of Common Stock on April 6, 1994 pursuant to the
          Subscription Offering in order to avoid dilution.

               The Partnership acquired the 217,325 shares of Common Stock on January 12, 1995 for investment purposes.

               The Partnership has no present plans or proposals which relate to or would result in any of the actions referred to in clauses (a) through (j) of Item 4 of
          Schedule 13D. However, depending on market conditions, the business and prospects of Forum Group and other relevant factors, the Partnership may (i) purchase additional shares of Common Stock on such terms and at such times as they consider desirable, (ii) continue to hold the shares of Common Stock reported herein or
          (iii) dispose of all or a portion of such shares.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a)  As of January 12, 1995, the Partnership
               beneficially owned, 2,550,544 shares of Common Stock or, to the best of its knowledge, approximately 11.3% of the issued and outstanding shares of Common Stock (based on Forum Group's Quarterly Report for the Quarter Ended September 30, 1994).

                       Page 5 of 10 pages
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          (b)  The Partnership has the sole power to vote and the
               sole power to dispose of all shares of Common Stock owned by it.

          (c)  Of the 2,550,544 shares of Common Stock
               beneficially owned by the Partnership:

               (i) 113,000 of such shares were acquired by ANP, a limited partner in the Partnership, in the open market purchases described below. All of such shares were contributed by ANP to the Partnership as part of ANP's capital contribution to the Partnership;

Caption>
                                                  Price per Share
                                   Number         (Exclusive of
               Trade Date          of Shares      Commissions)
               ----------          ---------      ----------------
               March 2, 1993       25,000         $2.75
               March 3, 1993       35,000         $2.75
               March 8, 1993       53,000         $2.75


               (ii) 1,721,659 of such shares were acquired by the Partnership for $3.50 per share on March
                     31, 1993 and April 6, 1993 in privately
                     negotiated transactions;

               (iii) 498,560 of such shares were acquired by the
                     Partnership for $3.75 per share on April 6, 1994 pursuant to the Subscription Offering;
                     and

               (iv) 217,325 of such shares were acquired by the Partnership for $7.13 per share on January 12, 1995 in a privately negotiated transaction.

               During the past 60 days, neither the Partnership, nor, to the best knowledge of the Partnership, any of the persons identified in Appendix A hereof, have effected any other transactions in the Common Stock.

          Item 5(d).  None.

          Item 5(e).  Not applicable.

                       Page 6 of 10 pages
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Item 6.   Contracts, Arrangements, Understandings or Relationships
          With Respect to Securities of the Issuer.
          -----------------------------------------

          None.

Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

          None.

                       Page 7 of 10 pages
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                            SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  January 18, 1995.


                                   FORUM/CLASSIC, L.P., a limited
                                   partnership

                                   By:  FORUM/CLASSIC, G.P. CO.,
                                        its general partner

                                        By:/s/ Harold S. Handelsman
                                           ________________________
                                           Harold S. Handelsman,
                                           Secretary
                       Page 8 of 10 pages
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                              APPENDIX A
                              ----------

     The sole general partner of the Partnership is Forum/Classic G.P. Co. ("General Partner"). By virtue of such position, General Partner may be deemed the beneficial owner of the 2,550,545 shares of Common Stock owned by the Partnership. General Partner is a wholly owned subsidiary of HG, Inc., a Delaware corporation ("HG").

HG is a wholly owned subsidiary of HG Group, Inc., a Delaware corporation ("HG Group"). HG Group is a wholly owned subsidiary of H Group Holding, Inc., a Delaware corporation ("H Holding").

     The names, business addresses and present principal occupations or employment of each director and executive officer of each General Partner, HG, HG Group and H Holding and the names and principal businesses of any corporation or other organization in which such employment is conducted is set forth below. Each of the individuals named below is a United States citizen.

                                   Present Principal
Name and Business Address          Occupation or Employment
- ------------------------           ------------------------
Penny S. Pritzker                  President and Director of
200 West Madison Street            General Partner; President and
Chicago, Illinois 60606            Director of Classic Residence
                                   by Hyatt

John Kevin Poorman                 Vice President and Director of
200 West Madison                   General Partner; Executive Vice
Chicago, Illinois 60606            President and Director of
                                   Classic Residence by Hyatt

Harold S. Handelsman               Secretary and Director of
200 West Madison Street            General Partner; Vice President
Chicago, Illinois 60606            and Secretary of each of HG, HG
                                   Group and H Holding; Senior
                                   Vice President, Secretary and
                                   general counsel of Hyatt
                                   Corporation, a diversified
                                   company primarily engaged in
                                   real estate and hotel
                                   management activities
                                   ("Hyatt").

                       Page 9 of 10 pages
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Jay A. Pritzker                    Chairman of the Board, Director
200 West Madison Street            and Treasurer of each of HG, HG
Chicago, Illinois 60606            Group and H Holding; Chairman
                                   of the Board of Marmon
                                   Holdings, Inc., a diversified
                                   manufacturing and services
                                   company ("Marmon Holdings");
                                   Chairman of the Board of Hyatt.

Thomas J. Pritzker                 President and Director of each
200 West Madison Street            of HG, HG Group and H Holding;
Chicago, Illinois 60606            President of Hyatt.

Robert A. Pritzker                 Director of each of HG and HG
225 W. Washington Street           Group; President and Director of
Chicago, Illinois  60606           Marmon Holdings.

     Jay A. Pritzker and Marshall E. Eisenberg, not individually but solely in their capacities as co-trustees of the P.G. Trusts u/a/d 3/31/61, the beneficiaries of which are members of the Pritzker family of Chicago, control H Holding by virtue of their stock ownership. The term "Pritzker family" refers to the lineal descendants of Nicholas J. Pritzker, deceased, and certain of their current and former spouses.

     Marshall E. Eisenberg is a partner in the law firm of Neal
Gerber & Eisenberg, and his business address is Two North LaSalle
Street, Suite 2200, Chicago, Illinois 60602.  Mr. Eisenberg is a
United States citizen.

                       Page 10 of 10 pages


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